Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR FIRST QUARTER FISCAL 2008

– Once-Daily Tramadol Continues to Gain Market Share in Europe and Canada; Company Preparing NDA for Trazodone Contramid® Once-a-Day  –

LAVAL, Quebec (May 8, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its results for the first quarter ended March 31, 2008.  All figures are in Canadian dollars unless otherwise stated.

“While we continue to make strong progress in the global commercialization of our once-daily tramadol product, we are preparing the New Drug Application for our second product, trazodone Contramid® once-a-day, for submission prior to year-end, and have initiated the Phase III clinical study for our third product, a twice-daily formulation of tramadol and acetaminophen,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.  “In our global commercialization program for once-daily tramadol, our product has been launched in 10 countries, including Poland earlier this year, and is steadily gaining market1 share in Europe2 and Canada.  In February, the latest month for which data is available, our product was the best selling once-daily tramadol product in four of the five largest European markets.”

Mr. Howard-Tripp added, “We are encouraged by the positive Phase III results for trazodone Contramid® once-a-day.  One of the greatest challenges in treating depression is that up to 50% of patients discontinue their medication within six months of initiating treatment and, therefore would benefit from an alternative treatment option. Patients need rapid improvement of their depressive symptoms and may experience insomnia and agitation. Our study demonstrated that trazodone Contramid® once-a-day was statistically superior to placebo by the end of the first week of treatment and was associated with an improvement in overall sleep quality.  Accordingly, we are optimistic about the prospects for our formulation in the market for antidepressants.”

Financial Summary

Revenue from product sales of Labopharm’s once-daily tramadol for the first quarter of fiscal 2008 was $2.2 million compared with $3.4 million for the first quarter of fiscal 2007, with the difference primarily due to the fact that a large majority of revenue for the first quarter of fiscal 2007 consisted of initial launch quantities to new markets. End-user market sales are growing across essentially all markets.  Gross margin for the first quarter of fiscal 2008 increased to 56% from 50% for the first quarter of fiscal 2007. Research and development and selling, general and administrative expenses for the first quarter of fiscal 2008 were $10.5 million compared with $9.6 million for the first quarter of fiscal 2007.  Net loss for the first quarter of fiscal 2008 was $9.7 million, or $0.17 per share, compared with $6.5 million, or $0.11 per share, for the first quarter of fiscal 2007.

1 Labopharm’s target market consists of the market for immediate-release, twice-daily, once-daily and drop formulations of tramadol.
2 Includes France, Germany, the United Kingdom, Spain and Italy.

Recent Developments

Once-Daily Tramadol Global Commercialization Program

Product Continues to Gain Market Share – Labopharm’s product continues to steadily gain market share in those countries in which it has been launched.  In February 2008, overall share of the European3 tramadol market4 had grown significantly from December 2007 and penetration of the once-daily segment of the European3 tramadol market4 exceeded 41%. Growth in the broader tramadol market4 was particularly strong in France and Spain, where market share in February 2008 reached 6.8% and 17.4%, respectively.  In Canada, the product’s share of the tramadol product market increased to 15% in March 2008.

Product Launched in Poland – Labopharm’s product was launched in Poland by its marketing partner for that country.

Appealed FDA's Decision to Next Supervisory Level After Additional Analysis Supported Efficacy – Labopharm continued the Formal Dispute Resolution process, appealing the U.S. Food and Drug Administration's (FDA) decision on its once-daily tramadol formulation to the next supervisory level. Labopharm's continuation of the appeal process followed the completion of additional statistical analysis of existing data per the Agency’s suggestion as a means to potentially satisfy its requirements for regulatory approval. The Company believes that the additional analysis confirms the conclusions of efficacy of its once-daily tramadol formulation as demonstrated in previous analyses that were included in its New Drug Application (NDA) and additional submissions thereafter.

Trazodone Contramid® Once-a-Day for Treatment of Depression

Reported Positive Results for Phase III Trial – Labopharm reported positive results for its Phase III clinical trial for once-daily trazodone (study 04ACL3-001).  In addition to achieving statistical significance for the primary endpoint (p value of 0.0183) for efficacy in the treatment of depression, the study shows an improvement of the overall quality of sleep.  Moreover, the study demonstrated that once-daily trazodone was statistically superior to placebo by the end of the first week of treatment.  The Company plans to file a New Drug Application (NDA) for its once-daily formulation with the FDA later this year.

3 Includes France, Germany, the United Kingdom, Spain and Italy.
4 Labopharm’s target market consists of the market for immediate-release, twice-daily, once-daily and drop formulations of tramadol.

Twice-Daily Tramadol-Acetaminophen Combination Product

Initiated Phase III Clinical Trial – Labopharm began enrolling patients in its North American Phase III clinical trial for its twice-daily, tramadol-acetaminophen combination product (study 06CCL3-001).  The Company expects data to be available later this year.

Misuse Prevention Platform

Completed Preclinical Studies on Proof of Principle – Labopharm completed pre-clinical, proof-of-principle studies using once-daily tramadol as a safe representative of the controlled-release opioid class of drugs.  The positive results of the pharmacokinetic and in vitro studies demonstrated controlled-release and misuse prevention characteristics, respectively.

Financial Results

Revenue for the first quarter of fiscal 2008 was $3.2 million compared with $5.4 million for the first quarter of fiscal 2007.  Revenue from product sales was $2.2 million compared with $3.4 million.  The difference is mainly attributable to the fact that a large majority of product sales for the first quarter of fiscal 2007 consisted of initial launch quantities for new European markets. End-user market sales were growing across essentially all of the Company’s markets.

Gross margin (as a percentage of revenue from product sales) for the first quarter of fiscal 2008 increased to 56% from 50% for the first quarter of fiscal 2007.  The increase in gross margin was due primarily to lower packaging costs, which were partially offset by lower average selling prices per tablet. The reduction in our packaging costs is the result of recent price negotiations with our vendor, and reflects our continued efforts to reduce our cost of goods sold to improve our gross margin.

Licensing revenue for the first quarter of fiscal 2008 was $1.1 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol.  Licensing revenue for the first quarter of fiscal 2007 was $2.0 million.  The decrease in licensing revenue was primarily the result of the extension of the estimated term over which the Company is recognizing the up-front payment of US$20 million previously received from Purdue Pharma following receipt of the second Approvable Letter from the FDA in May 2007.

Research and development expenses, net of research and development tax credits for the first quarter of fiscal 2008 were $5.7 million compared with $4.5 million for the first quarter of fiscal 2007.  The increase was primarily the result of a higher level of clinical trial activity and the general increase in the Company’s research and development activities in the first quarter of fiscal 2008.  Research and development tax credits for the first quarter of fiscal 2008 were $1.2 million compared with $0.8 million for the first quarter of fiscal 2007.

Selling, general and administrative expenses for the first quarter of fiscal 2008 decreased to $4.8 million from $5.2 million for the first quarter of fiscal 2007.   The decrease is primarily due to lower non-cash stock-based compensation expense.

During the first quarter, the Company made an additional adjustment to the estimated fair value of its asset backed commercial paper (ABCP) investment and took an additional impairment charge of $0.7 million.  The total impairment charge taken to date on the ABCP is $2.2 million.  The initial ABCP investment was $5.6 million.

Net loss for the first quarter of fiscal 2008 was $9.7 million, or $0.17 per share, compared with $6.5 million, or $0.11 per share, for the first quarter of fiscal 2007.

Cash, cash equivalents and available-for-sale marketable securities at March 31, 2008 were $64.4 million, compared with $71.9 million at December 31, 2007.  The cash, cash equivalents and available-for-sale marketable securities position at March 31, 2008 does not include the Company’s ABCP having an estimated fair value of $3.7 million that was reclassified as a long term investment in the third quarter of 2007.  Labopharm’s cash, cash equivalents and available-for-sale marketable securities at March 31, 2008 decreased by $7.5 million compared to December 31, 2007, primarily due to the use of funds for operating activities.

Labopharm continues to expect global sales of its once-daily tramadol product to be variable from quarter to quarter as a result of pipeline fill and other supply chain and market dynamics associated with the early stages of product launches.  Labopharm believes that the penetration of markets in which its product has already been launched, as well as additional product launches globally, will result in continued annual growth in product sales.

Conference Call

Labopharm will host a conference call today (Thursday, May 8, 2008 at 8:30 a.m. ET) to discuss its first quarter fiscal 2008 results. To access the conference call by telephone, dial 416-644-3428 or 1-800-731-5774.  Please connect approximately five minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until Thursday, May 15, 2008 at midnight.  To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21270272#.  A live audio webcast of the conference call will be available at www.labopharm.com.  Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world  if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

CONSOLIDATED BALANCE SHEETS
 [Unaudited]

[Thousands of Canadian dollars]	As at March 31, 2008 $	As at December 31, 2007 $

ASSETS
Current
Cash and cash equivalents	21,001	17,173
Available-for-sale marketable securities	43,444	54,726
Accounts receivable	1,702	1,972
Research and development tax credits receivable	1,457	1,197
Income taxes receivable	161	161
Inventories	2,530	2,875
Prepaid expenses and other assets	1,658	1,460
Total current assets	71,953	79,564

Restricted long-term investments	1,333	1,277
Long-term investment	3,699	4,329
Property, plant and equipment	10,736	10,800
Intangible assets	3,481	3,453
Future income tax assets	121	116
	91,323	99,539

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	9,451	8,719
Current portion of deferred revenue	4,326	4,325
Current portion of obligations under capital leases	242	203
Total current liabilities	14,019	13,247

Deferred revenue	16,021	17,083
Obligations under capital leases	5,549	5,613
Long-term debt	14,422	13,647
Total liabilities	50,011	49,590

Shareholders’ equity
Share capital
Unlimited authorization of common shares, voting, without par value; issued and outstanding 56,819,663 and 56,817,963 as at March 31, 2008 and as at December 31, 2007, respectively	241,958	241,955
Unlimited authorization of preferred shares, non-participating, non-voting without par value; none outstanding	—	—
Warrants	541	541
Contributed surplus	13,410	12,527
Deficit	(214,616)	(205,024)
Accumulated other comprehensive income (loss)	19	(50)
Total shareholders’ equity	41,312	49,949
	91,323	99,539

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
 [Unaudited]

For the three months ended:	March 31, 2008	March 31, 2007
[Thousands of Canadian dollars, except share and per share amounts]	$	$

REVENUE
Product sales	2,158	3,392
Licensing	1,061	2,021
	3,219	5,413

EXPENSES
Cost of goods sold (excluding amortization)	951	1,701
Research and development expenses, net	5,691	4,468
Selling, general and administrative expenses	4,816	5,173
Financial expenses	711	549
Impairment loss on long-term investment	691	—
Depreciation and amortization	525	472
Interest income	(652)	(972)
Foreign exchange gain	(272)	(6)
	12,461	11,385
LOSS BEFORE INCOME TAXES	(9,242)	(5,972)
Provision for income taxes
Current	450	527
NET LOSS FOR THE PERIOD	(9,692)	(6,499)

NET LOSS PER SHARE - BASIC AND DILUTED	(0.17)	(0.11)

Weighted average number of common shares outstanding	56,818,187	56,772,685

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
 [Unaudited]

For the three months ended:	March 31, 2008	March 31, 2007
[Thousands of Canadian dollars]	$	$

OPERATING ACTIVITIES
Net loss for the period	(9,692)	(6,499)
Items not affecting cash:
Depreciation of property, plant and equipment	455	414
Amortization of intangible assets	70	58
Amortization of premium or discounts on marketable securities	14	74
Impairment loss on long-term investment	691	—
Non-cash financial expenses	95	41
Unrealized foreign exchange gain	(241)	(12)
Stock-based compensation	884	1,506
	(7,724)	(4,418)
Net change in non-cash operating items	930	1,168
	(6,794)	(3,250)

INVESTING ACTIVITIES
Acquisition of marketable securities	(23,553)	(43,023)
Proceeds from maturities of marketable securities	34,061	61,414
Acquisition of restricted long-term investment	(45)	—
Acquisition of property, plant and equipment	(519)	(820)
Acquisition of intangible assets	(98)	(74)
	9,846	17,497

FINANCING ACTIVITIES
Repayment of capital lease obligations	(25)	(22)
Repayment of long-term debt	—	(1,043)
Proceeds from issuance of common shares	2	115
	(23)	(950)

Foreign exchange gain (loss) on cash held in foreign currencies	799	(83)

Net increase in cash and cash equivalents during the period	3,828	13,214
Cash and cash equivalents, beginning of period	17,173	13,722
Cash and cash equivalents, end of period	21,001	26,936

Cash flows include the following items:
Interest paid	523	411
Income taxes received	—	472

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com